Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 3Q18 YOY GROWTH OF 5.8% IN PASSENGER TRAFFIC

Passenger traffic up 5.9% YoY in Argentina and 5.2% in Brazil, further supported by growth across most countries of operations

Luxembourg, November 26, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management and the tenth largest private sector airport operator worldwide based on passenger traffic, reported today its unaudited, consolidated results for the three- and nine-month periods ended September 30, 2018. Financial results are expressed in millions of U.S. dollars and are prepared in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board.

Starting in 3Q18, the Company is reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS29, as detailed on Section “Review of Consolidated Results”.

Third Quarter 2018 Highlights

▪	Consolidated revenues declined 17.4% YoY to $348.0 million. Excluding the impact of IFRS rule IAS29, revenues declined 7.7% YoY mainly due to lower travel demand in Argentina reflecting difficult macro conditions and the FX impact in Argentina and Brazil, partially offset by increases in Ecuador and Armenia
▪	Growth across key operating metrics:
▪	Passenger traffic up 5.8% YoY to 22.1 million
▪	Cargo volume increased 1.2% to 94.8 thousand tons
▪	Aircraft movements rose 2.6% to 231.1 thousand
▪	Operating Income declined 16.4% YoY, mainly reflecting IAS 29 impact, with operating margin expanding 30 bps to 25.0% from 24.7% in 3Q17
▪	Adjusted EBITDA reached $122.5 million, down 2.7% YoY, with Adjusted EBITDA margin Ex-IFRIC12 expanding 435 bps to 40.4%
▪	Ex-IAS 29, Adjusted EBITDA increased 8.8% YoY and Adjusted EBITDA margin Ex-IFRIC12 increased 469 bps to 40.7%

CEO Message

Commenting on the third quarter 2018 results, Mr. Martin Eurnekian, CEO of Corporación América Airports, noted: “We delivered year-on-year Adjusted EBITDA Ex IAS 29 growth of almost 9% this quarter despite the increasingly challenging macro environment, particularly in Argentina. Moreover, Ex-IFRIC Adjusted EBITDA margin expanded over 460 points to 40%. Our three key markets, Argentina, Brazil and Italy contributed to this higher profitability in the quarter.

Passenger traffic growth showed a slight deceleration this quarter while total revenues posted a high-single digit year-on-year decline, impacted mainly by an average quarterly depreciation in local currencies of 85% in Argentina and 26% in Brazil. Additionally, in Argentina, we saw a high-single digit decline in international travel, an accelerated mix-shift to more affordable domestic destinations, and the impact of FX translation on local currency revenues. Brazil’s revenue in local currency increased more than 10% reflecting continued traffic growth and the positive contribution from recent commercial activities. Our operations in Italy, continued to deliver a solid top line performance, supported by healthy traffic trends and the contribution from the redesigned VIP lounge, new retail stores as well as new space for duty free shops. Furthermore, our cost structure continued to benefit from the currency depreciation in Argentina and Brazil, along with higher profitability across most of our countries of operations.

Looking ahead, we see the difficult economic environment in Argentina continuing to negatively impact traffic trends in the country. Moreover, profitability is expected to be impacted more as inflation in the country catches up with currency depreciation lowering the strong operating leverage experienced this quarter. We remain focused on further strengthening our global airport platform, moving ahead in our capex initiatives particularly in Argentina and Italy, as well as developing new routes and frequencies while providing our passengers with a great travel experience, which in turn should create long-term value for the Company. This is further underscored by our strong balance sheet.”

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Passenger Traffic (Million Passengers)	20.9	-	-	22.1	5.8%	-
Revenue	421.1	388.9	-40.9	348.0	-17.4%	-7.7%
Aeronautical Revenues	205.1	196.0	-19.0	177.1	-13.7%	-4.4%
Non-Aeronautical Revenues	216.0	192.8	-21.9	170.9	-20.9%	-10.7%
Revenue excluding construction service	348.4	335.3	-32.9	302.4	-13.2%	-3.8%
Operating Income	104.0	109.7	-22.7	87.0	-16.4%	5.5%
Operating Margin	24.7%	28.2%	-	25.0%	30	351
Net (Loss) / Income Attributable to Owners of the Parent	19.0	-26.9	11.7	-15.2	-179.8%	-241.4%
EPS (US$)	0.13	-0.17	0.07	-0.09	-173.9%	-230.8%
Adjusted EBITDA	125.9	137.0	-14.5	122.5	-2.7%	8.8%
Adjusted EBITDA Margin	29.9%	35.2%	-	35.2%	531	532
Adjusted EBITDA Margin excluding Construction Service	36.0%	40.7%	-	40.4%	435	469
Net Debt to LTM EBITDA	2.26	1.87	-	2.09	-1,774	2,143

Operating Performance

Passenger Traffic

During 3Q18, total passenger traffic rose 5.8% YoY to 22.1 million, principally driven by YoY increases of 5.9% in Argentina and 5.2% in Brazil, which contributed an additional 0.6 and 0.3 million passengers, respectively, along with traffic growth across the majority of CAAP’s countries of operations.

Challenging macro conditions in Argentina, including the sharp currency depreciation in the quarter, impacted traffic dynamics in the country resulting in slower growth in overall travel demand and a mix-shift from international to domestic traffic. In Brazil, traffic growth slowed down to 5.2% YoY reflecting the presidential pre-election environment and currency depreciation, which partially offset the benefit from new routes and airlines. By contrast, passenger traffic in Uruguay experienced a contraction of 4.8% principally impacted by lower traffic from Argentina and Brazil. Traffic in Italy increased 3.2% reflecting the addition of new routes and airlines.

In Armenia, passenger traffic increased 13.8%, adding 0.1 million passengers, mainly due to the increase in international passengers coming from the U.S. during summer season and the addition of new frequencies to destinations in Russia. In Ecuador, traffic increased 10.4%, benefitting from easier comps as last year traffic was impacted by the hurricane that took place in Florida, resulting in the cancelation of several international flights. Peru contributed with a 0.1 million passenger increase, up 10.3% YoY, mainly driven by new frequencies and promotions by low-cost airlines driving competition and higher demand, underscored by the overall economic improvement in the country.

Domestic passengers, that represented 55.6% of total traffic during 3Q18, increased 11.3% YoY principally due to 14.1% growth in Argentina and 8.1% in Brazil, which contributed with 0.9 million and 0.2 million additional passengers, respectively. International passengers, which accounted for 33.8% of total traffic, remained relatively flat in the period, with increases of 4.8% in Italy and 13.8% in Armenia, respectively, offset by a decline of 6.8 in Argentina reflecting more challenging macro conditions.

Cargo Volume

Cargo volume increased 1.2% YoY in 3Q18 reaching 94.8 thousand tons, mainly driven by growth in Brazil and Ecuador, which added 3.7 and 1.6 thousand tons each. This was partially offset by lower cargo volume in Argentina and Uruguay, reflecting the challenging macro conditions. Armenia also reported a decline in cargo volume, mainly driven by political instability in the region.

Aircraft Movements

During 3Q18, total aircraft movements increased 2.6% YoY to 231.1 thousand, mainly reflecting growth of 3.9% in Argentina and 14.7% in Armenia, which contributed with 4.4 thousand and 0.9 thousand aircraft movements, respectively.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 20 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	3Q18	3Q17	% Var	YTD18	YTD17	% Var
Domestic Passengers (in millions)	12.3	11.1	11.3%	33.2	30.5	8.9%
International Passengers (in millions)	7.5	7.5	-0.5%	21.1	20.4	3.1%
Transit Passengers (in millions)	2.3	2.3	0.1%	6.6	6.1	9.3%
Total Passengers (in millions)	22.1	20.9	5.8%	61.0	57.0	6.9%
Cargo Volume (in thousands of tons)	94.8	93.7	1.2%	291.5	268.8	8.4%
Total Aircraft Movements (in thousands)	231.1	225.3	2.6%	660.0	634.9	4.0%

Passenger Traffic Breakdown				Cargo			Aircraft Movements
Country	3Q18	3Q17	% Var.	3Q18	3Q17	% Var.	3Q18	3Q17	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina	10.5	10.0	5.9%	52.4	55.4	-5.4%	115.4	111.0	3.9%
Italy	2.7	2.6	3.2%	2.7	2.5	9.2%	24.7	24.7	0.2%
Brazil	5.3	5.0	5.2%	17.4	13.6	27.6%	47.1	48.4	-2.6%
Uruguay	0.5	0.6	-4.8%	6.2	6.5	-5.3%	7.1	7.1	0.4%
Ecuador (1)	1.2	1.1	10.4%	9.8	8.1	20.0%	20.8	20.2	3.1%
Armenia	0.9	0.8	13.8%	5.2	6.2	-16.7%	7.1	6.2	14.7%
Peru (2)	1.0	0.9	10.3%	1.2	1.4	-10.8%	8.8	7.8	13.6%
TOTAL	22.1	20.9	5.8%	94.8	93.7	1.2%	231.1	225.3	2.6%
1)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
2)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. September 30, 2018 closing rate for 9M18 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 96.3%, 99.1% and 99.3% of passenger traffic, revenues and Adjusted EBITDA, of the Argentina segment in 3Q18, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. In 3Q18, the application of IAS 29 has resulted in a negative impact of $40.9 million on CAAP’s revenue and of $14.5 million on its Adjusted EBITDA. For 9M18, CAAP is reporting negative impacts of $228.3 million on revenue and of $77.5 million on Adjusted EBITDA from the application of IAS 29.

The 3Q18 IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on 3Q18 results against a dedicated line in the financial results, and (ii) the difference between the translation of 3Q18 results at the closing exchange rate of September 30, 2018 and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies. Furthermore, IAS 29 requires adjusting for cumulative inflation the non-monetary assets and liabilities on the balance sheet of operations in hyperinflationary economies. The resulting effect from the adjustment until December 31, 2017 is included in Equity and, from this date on, in a dedicated account in the financial results, reporting deferred taxes on such adjustments, when applicable. During 3Q18, the transition to Hyperinflation Accounting in accordance with the IFRS rules, resulted in: (i) a negative $9.1 million adjustment reported under financial loss, (ii) a negative impact on Operating Income of $22.7 million, and (iii) a positive impact on EPS of $0.07.

Revenues

Consolidated Revenues were down 17.4% YoY to $348.0 million in 3Q18, mainly reflecting a decline of $79.6 million in Argentina, attributed to the impact of IAS 29, as explained above, as well as to the challenging economic conditions in the country.

Excluding the impact of IAS 29, consolidated revenues would have declined 7.7%, or $32.2 million, mainly attributed to a drop of 14.8%, or $38.7 million, in Argentina.

Revenues, ex-IAS 29, in Argentina were negatively impacted by lower travel demand given the difficult macro conditions, a mix-shift from international to domestic traffic which is linked to the local currency, and the FX translation effect on domestic revenues resulting from the 85% quarterly average Argentine peso depreciation in the period, which more than offset higher passenger traffic and aircraft movements. In Brazil, revenues declined 11.3%, or $3.8 million, primarily affected by the currency translation effect on revenues resulting from the 26% quarterly average Brazilian real depreciation, while, in local currency, revenues benefited from the recovery in passenger traffic although expanding at a lower rate than in the prior quarter. In Italy, revenues declined 4.0% YoY mainly reflecting marketing support expenses, which in 3Q18 are deducted from Aeronautical Revenues, instead of SG&A, due to a change in the advertising agreement.

By contrast, in Armenia, revenues increased 31.9%, or $9.1 million, mainly driven by higher fuel demand and prices, along with higher construction revenues, and, to a lesser extent, reflecting the 13.8% growth in passenger traffic.

Revenue growth in Ecuador was mainly driven by higher traffic in the period, benefitting from easier comps. Revenues in Uruguay increased 2.5%, or $0.7 million, mainly driven by the implementation of a $1.4 security tariff per passenger, partially offset by lower construction services revenue and a decline in Duty free revenue, mainly driven by the decline in passenger traffic.

Excluding construction services, consolidated revenues would have declined 13.2% YoY to $302.4 million on an ‘As Reported’ basis, and 3.8% to $335.3 million when also excluding the impact of IAS 29.

Revenues by Segment (in US$ million)

Country	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Argentina	262.2	223.5	-40.9	182.6	-30.4%	-14.8%
Italy	48.6	46.7	-	46.7	-4.0%	-4.0%
Brazil	33.5	29.7	-	29.7	-11.3%	-11.3%
Uruguay	26.8	27.4	-	27.4	2.5%	2.5%
Armenia	28.5	37.6	-	37.6	31.9%	31.9%
Ecuador (1)	22.5	23.7	-	23.7	5.4%	5.4%
Unallocated	-1.0	0.2	-	0.2	-121.8%	-121.8%
Total consolidated revenue (2)	421.1	388.9	-40.9	348.0	-17.4%	-7.7%
1	Only includes Guayaquil Airport.
2	Excluding Construction Service revenue, revenue decreased 25.4% YoY in Argentina and 8.1% in Italy, but increased 4.3% in Uruguay and 24.0% in Armenia.

Revenue Breakdown (in US$ million)

	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	205.1	196.0	-19.0	177.1	-13.7%	-4.4%
Non-aeronautical Revenue	216.0	192.8	-21.9	170.9	-20.9%	-10.7%
Commercial revenue	142.9	138.6	-13.9	124.7	-12.7%	-3.0%
Construction service revenue (1)	72.7	53.6	-8.0	45.6	-37.3%	-26.3%
Other revenue	0.5	0.6	0.0	0.6	30.8%	30.8%
Total Consolidated Revenue	421.1	388.9	-40.9	348.0	-17.4%	-7.7%
Total Revenue excluding Construction Service revenue (2)	348.4	335.3	-32.9	302.4	-13.2%	-3.8%
1	Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.
2	Excludes Construction Service revenue.

Aeronautical revenue accounted for 50.9% of total revenues, and declined 13.7% YoY, or $ 28.0 million, to $177.1 million. Argentina was the main contributor to this decline, with a reduction of 22.5%, or $24.2 million, mainly resulting from the adoption of IAS 29, as explained above. Had IAS 29 not been applied, Aeronautical Revenues would have decreased 4.4%, or $9.1 million, mainly reflecting a drop of 4.9%, or $5.2 million, in Argentina as a result of the mix-shift from international to domestic traffic and the currency translation effect on domestic traffic resulting from the 85% quarterly average currency devaluation. Aeronautical revenue in Brazil was negatively affected by the 26% quarterly average depreciation of the Brazilian real against the US dollar. This more than offset the 5.2% YoY increase in traffic in Brazil, resulting in a decline in revenues of $2.6 million. In Italy, higher passenger traffic was partly offset by a $4.9 million charge for marketing support expenses, which in 3Q18 are deducted from Aeronautical revenues instead of SG&A. By contrast, Aeronautical revenues in Uruguay increased 11.4%, or $1.5 million, mainly driven by the new security fee introduced for the implementation of SISCA (Sistema Integrado de Seguridad y Control Aeroportuario), while in Armenia and Ecuador, aeronautical revenues increased 7.0% and 6.2%, respectively, primarily driven by growth in passenger traffic.

Non-Aeronautical revenues declined 20.9% YoY to $170.9 million, mainly driven by:

▪	12.7%, or $18.2 million, decline in Commercial Revenues, to $124.7 million. This decline was mainly driven by a reduction of 29.1%, or $24.8 million, in Argentina, mainly resulting from the adoption of IAS 29, as explained above. Excluding the impact of IAS 29, Commercial Revenues would have decreased 3.0%, or $4.2 million, mainly reflecting a decline of 12.7%, or $10.8 million in Argentina, as a result of the reduction in international traffic and cargo activity due to macro conditions, as well as the impact of the Argentine peso depreciation on the share of local currency denominated revenues and lower passenger demand. In Brazil, Commercial Revenues declined 7.1%, or $1.2 million, mainly reflecting the currency depreciation, while in local currency, revenues increased 16.4% YoY. By contrast, Commercial Revenues in Armenia increased 42.9%, or $5.8 million, mainly from higher fuel demand and prices and $1.0 million in Italy, primarily reflecting the redesigned VIP lounge and passenger growth.

▪	A 37.3%, or $27.1 million, decline in Construction Service revenue mainly reflecting currency depreciation and the adoption of IAS 29 in Argentina, as explained above. Had IAS 29 not been adopted, Construction Service revenue would have declined 26.3%, or $19.1 million, mainly as a result of the Argentine currency depreciation, which more than offset higher capital expenditures during the period in the country. In addition, Construction Service revenue increased $2.2 million in Armenia and $1.8 million in Italy, reflecting higher capex in those countries.

Excluding Construction Service revenue, non-aeronautical revenues would have declined 12.6% YoY to $125.3 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service revenue would have declined 2.9% YoY to $139.2 million.

Consolidated Operating Costs and Expenses

During 3Q18, Consolidated Operating Costs and Expenses declined 17.6% YoY to $265.3 million, mainly resulting from the effect of currency depreciation against the US dollar in both Argentina and Brazil and lower operating costs and expenses following the adoption of IAS 29 in Argentina, as explained above, which more than offset higher construction service costs and fuel outlays in Armenia, and higher construction service costs in Italy. Had IAS 29 not been applied, Consolidated Operating Costs and Expenses would have declined 11.7%, or $37.6 million YoY.

Cost of Services declined 16.3% YoY, or $44.3 million, reflecting the following variations:

▪	A 37.5%, or $27.2 million, decline in construction service costs, principally reflecting the currency depreciation and the impact of IAS 29 in Argentina, as explained above. Had IAS 29 not been applied, construction service costs would have declined 26.5%, or $19.2 million, mainly as a result of a decrease in construction service costs in Argentina of 32.6%, or $22.7 million, benefitting from the currency depreciation, which more than offset higher capex in the period, as well as higher capex in Italy and Armenia.
▪	A 19.7%, or $10.5 million, decrease in salaries principally due to the impact of IAS 29 and the benefit from the depreciation of the Argentine peso against the US dollar. Had IAS 29 not been applied, salaries would have declined 12.0%, or $6.4 million, mainly as a result of the depreciation of the Argentine peso against the US dollar.
▪	A 24.6%, or $ 9.0 million, decline in maintenance expenses, mainly reflecting a reduction of 37.0% in Argentina, as a result of the adoption of IAS 29, as explained above, together with the impact of the Argentine currency depreciation. Had this rule not be applied, maintenance expenses would have declined 12%, or $4.4 million, mainly reflecting the depreciation of the Argentine peso against the US dollar, which more than offset higher maintenance expenses in Uruguay, due to the implementation of SISCA (Sistema Integrado de Seguridad y Control Aeroportuario).
▪	A 17.2%, or $8.6 million, decrease in concession fees, mainly due the impact of IAS 29. Had IAS 29 not been applied, the decline would have been 7.5%, or $3.8 million, mainly as a result of an 8.6% drop in Argentina following the reduction in revenues and the depreciation of the peso against the US dollar. Moreover, concession fees in Brazil declined 29.2% YoY due to the depreciation of the Brazilian real against the US dollar, together with the change in the passenger curve by which the concession fee is calculated.

▪	A 28.9%, or $7.3 million, increase in depreciation and amortization mainly due the impact of IAS 29, as explained above. Had IAS 29 not been applied, depreciation and amortization would have declined 3.2%, or $0.8 million.
▪	A 10.6%, or $3.6 million, increase in other cost of services, mainly due to higher cost of fuel in Armenia.

Had IAS 29 not been applied, Cost of Services would have declined 10.8%, or $29.3 million.

Excluding Construction service cost, Cost of Services would have decreased by 8.6% YoY, or by $17.2 million, to $182.6 million. Had IAS 29 not been applied, cost of services Ex-IFRIC12 would have declined 5.1%, or $10.1 million.

Selling, General and Administrative Expenses (“SG&A”) fell 25.3% YoY, or $12.5 million, to $36.7 million in 3Q18 mainly driven by:

▪	A 41.3%, or $7.0 million, decline in services and fees, reflecting a drop of $4.9 million in marketing support expenses in Italy which in 3Q18 are deducted from Aeronautical revenues due to a change in the advertising agreement, while in 3Q17 were accounted for as SG&A; and
▪	A 21.1%, or $2.7 million decline in sales taxes, mainly reflecting IAS 29 effect in Argentina. Had IAS 29 not been implemented, the decline would have been 5.3%, or $0.7 million.
▪	A 21.7%, or $2.0 million decline in salaries and social security contributions, due to the impact the depreciation of the Argentine peso against the US dollar and IAS 29 rule. Had IAS 29 not been implemented, the declined would have been 14.9%, or $1.4 million, mainly reflecting the currency depreciation in Argentina.

Had IAS 29 not been applied, SG&A would have declined 17.5%, or $8.6 million YoY.

Excluding Construction service cost, Total Operating Costs and Expenses would have declined 11.8% YoY to $220.1 million in 3Q18 from $249.6 million in 3Q17. Had IAS 29 rule not been applied, Total Operating Costs and Expenses EX-IFRIC12 would have declined 7.4%, or $18.4 million YoY.

	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	272.1	242.8	-15.0	227.8	-16.3%	-10.8%
Salaries and social security contributions	53.6	47.2	-4.1	43.1	-19.7%	-12.0%
Concession fees	50.1	46.4	-4.9	41.5	-17.2%	-7.5%
Construction service cost	72.4	53.2	-8.0	45.2	-37.5%	-26.5%
Maintenance expenses	36.4	32.0	-4.6	27.5	-24.6%	-12.0%
Amortization and depreciation	25.4	24.5	8.2	32.7	28.9%	-3.2%
Other	34.2	39.5	-1.7	37.8	10.6%	15.4%
Cost of Services Excluding Construction Service cost	199.7	189.6	-7.0	182.6	-8.6%	-5.1%
Selling, general and administrative expenses	49.2	40.6	-3.8	36.7	-25.3%	-17.5%
Other expenses	0.6	1.0	-0.1	0.8	30.4%	53.0%
Total Costs and Expenses	321.9	284.3	-19.0	265.3	-17.6%	-11.7%
Total Costs and Expenses Excluding Construction Service cost	249.6	231.1	-11.0	220.1	-11.8%	-7.4%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA for the third quarter of 2018 declined 2.7% YoY to $122.5 million, driven by a decline in Argentina while Adjusted EBITDA increased across most other countries of operations. Consolidated Adjusted EBITDA margin, however, expanded 531 bps to 35.2% from 29.9%. Excluding Construction service margin, Adjusted EBITDA margin increased 435 bps to 40.4%, from 36.0% in 3Q17.

The main contributor to this decline was Argentina with a drop of 17.8%, or $14.0 million in Adjusted EBITDA, with Adjusted Segment EBITDA margin Ex-IFRIC12 increasing 417 basis points to 44.9%. Excluding IAS 29 impact, Adjusted EBITDA in Argentina would have stayed relatively flat, with Adjusted Segment EBITDA margin Ex-IFRIC12 increasing 398 bps.

Had IAS 29 not been adopted in the quarter, Adjusted EBITDA would have increased 8.8% YoY to $137.0 million, with Adjusted EBITDA margin expanding to 35.2% from 29.9%. Excluding both, the impact from IAS 29 and construction service margin, Adjusted EBITDA margin would have increased 469 bps to 40.7%, from 36.0% in 3Q17, driven by margin expansion across Argentina, Brazil and Italy, which more than offset a margin contraction in other small countries of operations.

See “Use of Non-IFRS Financial Measures” on page 18.

Adjusted EBITDA by Segment (in US$ million)

	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Argentina	78.6	79.0	-14.5	64.6	-17.8%	0.6%
Italy	15.0	15.8	-	15.8	5.3%	5.3%
Brazil	3.6	6.3	-	6.3	75.2%	75.2%
Uruguay	12.5	13.4	-	13.4	7.0%	7.0%
Armenia	15.0	16.2	-	16.2	8.4%	8.4%
Ecuador	7.0	6.4	-	6.4	-8.8%	-8.8%
Unallocated	-0.3	-0.7	-	-0.7	161.1%	161.1%
Perú	-5.5	0.5	-	0.5	n/a	n/a
Total segment EBITDA	125.9	137.0	-14.5	122.5	-2.7%	8.8%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Income from Continuing Operations	21.7	-33.7	12.1	-21.6	-199.6%	-255.1%
Financial Income	-8.8	-43.6	27.8	-15.8	79.2%	395.1%
Financial Loss	66.3	197.5	-83.3	114.2	72.4%	198.0%
Inflation adjustment	0.0	0.9	9.1	10.0	-	-
Income Tax Expense	19.3	-10.7	11.5	0.8	-95.9%	-155.4%
Amortization and Depreciation	27.4	26.6	8.2	34.9	27.6%	-2.6%
Adjusted EBITDA	125.9	137.0	-14.5	122.5	-2.7%	8.8%
Adjusted EBITDA Margin	29.9%	35.2%		35.2%	531	532
Adjusted EBITDA excluding Construction Service	125.5	136.5	-14.4	122.1	-2.7%	8.8%
Adjusted EBITDA Margin excluding Construction Service	36.0%	40.7%		40.4%	435	469

Financial Income and Loss

CAAP reported a Net financial loss of $108.5 million in the third quarter of 2018 compared to a loss of $57.5 million in 3Q17. Financial income increased by $7.0 million to $15.8 million, primarily reflecting the adoption of IAS 29 and higher Foreign exchange transaction income due to the impact of the currency depreciation over assets held in US dollars in Argentina, together with higher interest income in Argentina. Had this rule not been applied, Financial income would have increased $34.8 million. During 3Q18, CAAP reported a financial loss of $114.2 million, up 72.4% from a loss of $66.3 million in the year-ago quarter, primarily due to higher foreign exchange expenses in Argentina in connection with the $400M AA2000 bond, offset by the impact of IAS 29. By contrast, a lower liability from Brazilian concessions, resulting from the currency depreciation which more than offset the change in the passenger curve along with the impact of higher inflation on the net present value of future concession fee payments, and the change in the discount rate, also contributed to partially offset the increase described above. Had IAS 19 rule not been applied, financial loss would have been $197.5 million.

	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Financial Income	8.8	43.6	-27.8	15.8	79.2%	395.1%
Interest income	1.8	8.3	-1.0	7.3	309.1%	362.3%
Foreign exchange income	6.8	34.8	-26.9	7.9	17.1%	412.9%
Other	0.2	0.5	0.0	0.5	118.2%	118.2%
Financial Loss	-66.3	-197.5	83.3	-114.2	72.4%	198.0%
Interest Expenses	-25.8	-21.0	0.0	-21.0	-18.5%	-18.6%
Foreign exchange transaction expenses	-18.0	-155.6	83.3	-72.3	302.1%	765.0%
Changes in liability for Brazilian concessions	-22.2	-18.7	0.0	-18.7	-15.8%	-15.8%
Other expenses	-0.3	-2.2	0.0	-2.2	579.8%	579.8%
Inflation adjustment	0.0	-0.9	-9.1	-10.0	-	-
Inflation adjustment	0.0	-0.9	-9.1	-10.0	-	-
Financial Loss, Net	-57.5	-154.8	46.3	-108.5	88.7%	169.3%

Income Tax Expense

During 3Q18 the Company reported a tax loss of $0.8 million, mainly due to the combination of: i) a loss before income tax in Argentina as a result of the foreign exchange losses caused by the depreciation of the Argentine peso against the US dollar, and ii) a loss before income tax in Brazil, principally caused by the change in the fair value of the financial liability related to the Brazilian concessions. This compares with income tax expenses of $19.3 million reported in 3Q17.

Net Income/Loss and Net Income/Loss Attributable to Owners of the Parent

During 3Q18, CAAP reported Net Loss for the Period of $21.6 million compared to a gain of $21.7 million in 3Q17. The main drivers were the impact of IAS 29 in Argentina, as discussed above, and the impact of the financial loss, net, in the quarter.

During 3Q18, the Company reported a Net Loss Attributable to Owners of the Parent of $15.2 million and loss per common share of $0.09, compared with a Net Income Attributable to Owners of the Parent of $19.0 million in 3Q17 equivalent to earnings per common share of $0.13 for the same period last year.

Consolidated Financial Position

As of September 30, 2018, cash and cash equivalents amounted to $267.9 million, a 21.7% increase from $220.1 million at June 30, 2018. Total Debt at the close of the quarter decreased to $1,152.6 million, from $1,161.5 million at June 30, 2018. A total of $680.2 million, or 59.0% of total debt is denominated in U.S. dollars, while 25.1% is denominated in Brazilian reals and 15.7% in Euros.

The Net Debt to LTM EBITDA ratio stood at 2.09x at the end of 3Q18, compared with Net Debt to LTM EBITDA of 1.98x as of June 2018 and 1.99x as of March 31, 2018.

Consolidated Debt Indicators (in US$ million)

	As of Sept 30, 2018	As of June 30, 2018
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	2.72x	2.44x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	2.09x	1.98x
Total Debt	1,152.6	1,161.5
Short-Term Debt	106.8	95.8
Long-Term Debt	1,045.8	1,065.7
Cash & Cash Equivalents	267.9	220.1
Total Net Debt[4]	884.7	941.4
1	The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.
2	The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.
3	The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

CAPEX

During 3Q18, CAAP made capital expenditures totaling $51.3 million, a 37.2% decrease from $81.7 million in 3Q17, reflecting mainly the currency depreciation in Argentina and the impact of IAS 29. Had this rule not be applied, capex in the period would have been $59.3 million.

The most significant investments in 3Q18 include:

▪	$46.8 million invested in Argentina primarily for the construction of the new departures terminal building at Ezeiza Airport, the remodeling of the terminal at Iguazú Airport and Mar del Plata airports and the construction of a new terminal building and the expansion of the parking at Comodoro Rivadavia Airport;
▪	$5.0 million invested in Italy, primarily on terminal reconfigurations for higher capacity and Master plan development in Florence Airport; and
▪	$2.6 million invested in Brazil, primarily from construction of runway safety areas and engineering projects at Brasilia Airport.

Review of Segment Results

Argentina

CAAP operates 37 airports in Argentina, including the country’s two largest airports, Aeroparque and Ezeiza, with approximately 3.5 million and 2.5 million passengers in 3Q18, respectively. The Company’s main concession in Argentina, AA2000, accounted for approximately 10.1 million passengers, or 47.6%, of CAAP’s 22.1 million total passengers worldwide served during the quarter.

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above.

Argentina represented 52.5% of the Company’s 3Q18 consolidated revenues and 52.7% of its adjusted EBITDA. Excluding the effect of IAS 29, Argentina would have represented 57.5% of revenues and 57.7% of Adjusted EBITDA.

The following table presents the impact from Hyperinflation accounting on 3Q18 under the column ‘IAS 29’, while the column “3Q18 ex IAS 29” presents 3Q18 results calculated without the impact from Hyperinflation accounting. The impact of IAS29 is presented only for AA2000, the Company’s largest subsidiary in Argentina which accounted for 96.3%, 99.1% and 99.3% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 3Q18.

	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions)	6.2	-	-	7.0	14.1%	-
International Passengers (in millions)	3.4	-	-	3.2	-6.8%	-
Transit Passengers (in millions)	0.4	-	-	0.3	-12.1%	-
Total Passengers (in millions)	10.0	-	-	10.5	5.9%	-
Cargo Volume (in thousands of tons)	55.4	-	-	52.4	-5.4%	-
Total Aircraft Movements (in thousands)	111.0	-	-	115.4	3.9%	-
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	107.6	102.4	-19.0	83.4	-22.5%	-4.9%
Non-aeronautical revenue	154.6	121.1	-21.9	99.2	-35.8%	-21.7%
Commercial revenue	85.1	74.3	-13.9	60.4	-29.1%	-12.7%
Construction service revenue	69.5	46.8	-8.0	38.8	-44.1%	-32.6%
Total Revenue	262.2	223.5	-40.9	182.6	-30.4%	-14.8%
Total Revenue Excluding IFRIC12(1)	192.7	176.7	-32.9	143.8	-25.4%	-8.3%
Cost of Services	173.2	136.0	-15.0	121.0	-30.2%	-21.5%
Selling, general and administrative expenses	23.3	20.4	-3.8	16.6	-28.8%	-12.3%
Other expenses	-0.1	0.7	-0.1	0.5	n.m	n.m.
Total Costs and Expenses	196.5	157.1	-19.0	138.1	-29.7%	-20.0%
Total Costs and Expenses Excluding IFRIC12(1)	127.0	110.3	-11.0	99.3	-21.8%	-13.1%
Adjusted Segment EBITDA	78.6	79.0	-14.5	64.6	-17.8%	0.6%
Adjusted Segment EBITDA Mg	30.0%	35.4%	35.3%	35.4%	541	541
Adjusted EBITDA Margin excluding IFRIC 12(3)	40.7%	44.7%	43.9%	44.9%	417	398
Capex	71.2	46.8	-8.0	38.8	-45.6%	-34.3%
1	Excludes Construction Service revenue.
2	Excludes Construction Service cost.
3	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina increased 5.9% YoY in 3Q18, reflecting challenging macro conditions in the country together with the currency depreciation in the quarter which resulted in slower growth in overall travel demand and a mix-shift from international to domestic traffic. Accordingly, international traffic declined 6.8% YoY to 3.2 million passengers, while domestic traffic increased 14.1% reaching 7.0 million passengers in the quarter.

Traffic growth in the quarter was mainly driven by increases of 16.2% at Córdoba Airport, which is increasingly becoming a domestic hub, and 24.4% at Bariloche Airport, mainly as a result of a very good winter season. Traffic growth also reflects movements at El Palomar Airport, which began operation in February 2018. Of note, traffic at Tucumán Airport rose 307% reflecting easier comps as this airport was closed almost the whole comparable quarter in 2017 while the new runway was being built. By contrast, cargo volume was down 5.4% reflecting the macro environment, while total aircraft movements increased 3.9% during the period.

Revenues were down 30.4% YoY, or $79.6 million, to $182.6 million in 3Q18, mainly resulting from the adoption of IAS 29, as explained above. Excluding the $40.9 million negative impact from f IAS 29, revenues would have been $223.5 million, down 14.8% YoY, mainly reflecting lower overall demand given the challenging economic conditions in the quarter and the FX translation effect on local currency revenues from the sharp Argentine peso depreciation in the period, which more than offset higher passenger traffic and aircraft movements. Aeronautical revenue declined 22.5% YoY, or $24.2 million, and commercial revenues fell 29.1%, or $24.7 million, mainly reflecting the adoption of IAS 29. Had IAS 29 not been adopted, Aeronautical Revenues would have declined 4.9%, or $5.2 million, reflecting a mix-shift from international to domestic traffic and the currency translation effect on domestic traffic, while Commercial Revenues would have declined 12.7%, or $10.8 million, mainly as a result of a mix shift from imports to exports in cargo activity due to macro conditions, the impact of the FX translation on the share of local currency denominated revenues and the decline in international traffic, together with lower passenger demand. Construction Service revenue declined 44.1% YoY, or $30.7 million, mainly reflecting currency depreciation, together with the adoption of IAS 29. Had IAS 29 not been adopted, Construction Service Revenue would have declined 32.6%, or $22.7 million YoY.

Excluding construction service revenue, total Argentina revenue in 3Q18 decreased 25.4% YoY to $143.8 million, with a decrease of 8.3%, or $16.1 million, had IAS 29 rule not be adopted in the period.

Cost of services declined 30.2% YoY, or by $52.3 million, to $121.0 million, mainly as a result of the adoption of IAS 29. Had IAS 29 not been adopted, cost of services would have declined 21.5%, or $37.2 million, primarily due to a decrease of 21.3%, or $6.2 million, in maintenance expenses and a reduction of 19.9%, or $5.5 million, in salaries and social security contributions which benefitted from the Argentine peso depreciation, together with a decline of 8.6% in the concession fee, in line with lower revenues. This was partly offset by an increase of 30.6% in services and fees, mainly due to higher tariffs on utilities. Construction Service costs declined mainly benefiting from the currency depreciation, together with the adoption of IAS 29.

SG&A declined by 28.8% YoY, or $6.7 million, to $16.6 million in 3Q18, reflecting the impact of IAS 29. Had this rule not be applied, SG&A would have declined 12.3%, or $2.9 million, due to a reduction by 13,8%, or $1.7 million, in turnover taxes and a decrease of 29.2%, or $1.3 million, in salaries and social security contributions mainly benefitting from currency depreciation.

Adjusted Segment EBITDA in Argentina declined 17.8%, or $14.0 million, to $64.6 million in 3Q18, reflecting IAS 29 adoption. Had IAS 29 not been adopted, Adjusted Segment EBITDA would have remained relatively flat at $79.0 million, with Adjusted EBITDA margin EX-IFRIC12 expanding 398 bps.

During 3Q18 CAAP made capital expenditures ex-IAS 29 for $46.8 million invested in Argentina, primarily for the construction of the new departures terminal building at Ezeiza Airport, the remodeling of the terminal at Iguazú and Mar del Plata airports, as well as for the construction of a new terminal building and the expansion of the parking at Comodoro Rivadavia Airport.

The table below presents the impact from IAS 29 applied starting January 1, 2018 on 9M18 under the column ‘IAS 29’, while the column “9M18 ex IAS 29” presents results for the nine-month period ended September 30, 2018 calculated without the impact from IAS 29. The impact of IAS29 is presented only for AA2000, the Company’s largest subsidiary in Argentina which accounted for 96.3%, 98.7% and 99.2% of passenger traffic, revenues and Adjusted EBITDA of this segment in 9M18.

	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	318.8	326.5	-101.1	225.3	-29.3%	2.4%
Non-aeronautical revenue	410.9	392.0	-127.1	264.9	-35.5%	-4.6%
Commercial revenue	249.3	235.2	-72.4	162.7	-34.7%	-5.7%
Construction service revenue	161.7	156.8	-54.7	102.1	-36.8%	-3.0%
Total Revenue	729.7	718.5	-228.3	490.2	-32.8%	-1.5%
Total Revenue Excluding IFRIC12(1)	568.0	561.6	-173.6	388.1	-31.7%	-1.1%
Cost of Services	464.8	439.6	-117.4	322.2	-30.7%	-5.4%
Selling, general and administrative expenses	69.4	63.1	-19.3	43.8	-36.9%	-9.1%
Other expenses	0.2	1.1	-0.3	0.8	359.4%	528.0%
Total Costs and Expenses	534.3	503.8	-137.0	366.9	-31.3%	-5.7%
Total Costs and Expenses Excluding IFRIC12(1)	372.9	347.2	-82.3	264.8	-29.0%	-6.9%
Adjusted Segment EBITDA	233.7	251.0	-77.5	173.5	-25.8%	7.4%
Adjusted Segment EBITDA Mg	32.0%	34.9%	34.0%	35.4%	336	291
Adjusted EBITDA Margin excluding IFRIC 12(3)	41.1%	44.7%	44.6%	44.7%	357	355
Capex	162.0	157.1	-55.4	101.7	-37.2%	-3.0%
1	Excludes Construction Service revenue.
2	Excludes Construction Service cost.
3	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Italy

Italy represented 12% of the Company’s consolidated 3Q18 revenues and 11.6% of its adjusted EBITDA, excluding the effect of IAS 29. CAAP operates two airports in Italy, Aeroporto Galileo Galilei di Pisa (“Pisa Airport”) and Aeroporto di Firenze (“Florence Airport”), with approximately 1.9 million and 0.8 million passengers in 3Q18, respectively.

	3Q18	3Q17	% Var.	YTD18	YTD17	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.5	0.5	-3.4%	1.4	1.4	-0.6%
International Passengers (in millions)	2.2	2.1	4.8%	5.1	4.9	4.0%
Transit Passengers (in millions)	0.0	0.0	17.6%	0.0	0.0	34.3%
Total Passengers (in millions)	2.7	2.6	3.2%	6.4	6.3	3.0%
Cargo Volume (in thousands of tons)	2.7	2.5	9.2%	8.4	7.9	6.5%
Total Aircraft Movements (in thousands)	24.7	24.7	0.2%	60.7	61.2	-0.8%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	30.2	35.0	-13.7%	77.4	82.2	-5.8%
Non-aeronautical revenue	16.5	13.6	21.0%	43.0	34.4	24.9%
Commercial revenue	11.5	10.5	9.1%	28.4	24.3	16.7%
Construction service revenue	4.4	2.6	67.2%	11.1	8.8	26.2%
Other revenue	0.6	0.4	29.2%	3.5	1.3	170.4%
Total Revenue	46.7	48.6	-4.0%	120.4	116.6	3.2%
Total Revenue Excluding IFRIC12(1)	42.3	46.0	-8.1%	109.3	107.8	1.3%
Cost of Services	30.3	26.7	13.6%	85.9	74.4	15.5%
Selling, general and administrative expenses	3.5	9.4	-63.2%	10.3	23.7	-56.7%
Other expenses	0.0	0.0	-	0.0	0.0	-
Total Costs and Expenses	33.8	36.1	-6.4%	96.1	98.1	-2.0%
Total Costs and Expenses Excluding IFRIC12(1)	29.7	33.7	-12.0%	86.1	90.1	-4.4%
Adjusted Segment EBITDA	15.8	15.0	5.3%	33.1	25.8	28.5%
Adjusted Segment EBITDA Mg	33.9%	30.9%	300	27.5%	22.1%	540
Adjusted EBITDA Margin excluding IFRIC 12(3)	36.7%	32.0%	466	29.3%	23.2%	612
Capex	5.0	3.8	32.4%	13.2	12.4	6.7%
1	Excludes Construction Service revenue.
2	Excludes Construction Service cost.
3	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy increased 3.2% YoY in 3Q18 driven by growth of 4.8% in international passengers. Cargo volume was up 9.2%, while total aircraft movements remained relatively flat at 24.7 thousand tons.

Revenues in 3Q18 decreased 4.0% YoY, or $2.0 million, to $46.7 million, mainly reflecting the following variations:

•	A 9.1%, or $1.0 million, increase in commercial revenues driven mainly by the recently redesigned VIP lounge and new retail stores, coupled with an increase to the minimum fee and new duty-free shops and increases in parking tariffs at Florence airport;

•	A 67.2%, or $1.8 million, increase in Construction Service revenue reflecting higher capital expenditures in the quarter; and

•	A 13.7%, or $4.8 million, decline in aeronautical revenues mainly reflecting the marketing expenses which in 3Q18 were deducted from Aeronautical revenues, due to a change in the advertising agreement.

Cost of services reached $30.3 million, up 13.6% YoY as a result of higher construction service cost due to the increase in capital expenditures, and the related increase in the provision for risks and maintenance, a non-cash item recorded to reflect the capex maintenance plan. Higher external fees, porterage and security services also contributed to the increase.

SG&A declined 63.2%, or $5.9 million, to $3.5 million in 3Q18, mainly as a result of marketing support expenses that are recorded under Aeronautical Revenues in 3Q18, due to a change in the advertising agreement, while in 3Q17 they were included within SG&A.

Adjusted Segment EBITDA in Italy increased 5.3%, or $0.8 million, to $15.8 million in 3Q18, with Adjusted Segment EBITDA margin expanding 300 basis points to 33.9% in 3Q18 from 30.9% in 3Q17. Excluding construction services, Adjusted Segment EBITDA margin would have increased 466 basis points to 36.7% from 32.0% in 3Q17.

During 3Q18 CAAP made capital expenditures for $5.0 million in Italy, primarily on the expansion of the terminal at Pisa Airport and Master plan development in Florence Airport.

Brazil

Brazil represented 7.6% of the Company’s consolidated 3Q18 revenues and 4.6% of its adjusted EBITDA, excluding IAS 29. CAAP operates two airports in Brazil, Presidente Juscelino Kubitschek International Airport (“Brasilia Airport”) and Airport of São Gonçalo do Amarante (“Natal Airport”) with approximately 4.7 million and 0.6 million passengers in 3Q18, respectively.

	3Q18	3Q17	% Var.	YTD18	YTD17	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	3.2	2.9	8.1%	9.1	8.7	3.9%
International Passengers (in millions)	0.1	0.1	-16.6%	0.4	0.4	2.2%
Transit Passengers (in millions)	2.0	1.9	2.5%	5.6	5.1	8.6%
Total Passengers (in millions)	5.3	5.0	5.2%	15.1	14.3	5.6%
Cargo Volume (in thousands of tons)	17.4	13.6	27.6%	47.1	39.5	19.4%
Total Aircraft Movements (in thousands)	47.1	48.4	-2.6%	138.3	138.1	0.1%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	14.6	17.2	-15.3%	45.1	49.4	-8.7%
Non-aeronautical revenue	15.1	16.3	-7.1%	47.0	46.7	0.6%
Commercial revenue	15.1	16.3	-7.1%	47.0	46.7	0.6%
Total Revenue	29.7	33.5	-11.3%	92.1	96.1	-4.2%
Cost of Services	24.7	30.3	-18.5%	80.2	88.9	-9.8%
Selling, general and administrative expenses	3.0	4.2	-27.0%	11.4	10.2	11.3%
Other expenses	0.1	0.0	293.8%	0.3	2.2	-87.7%
Total Costs and Expenses	27.8	34.4	-19.4%	91.9	101.4	-9.4%
Adjusted Segment EBITDA	6.3	3.6	75.2%	13.0	7.8	66.3%
Adjusted Segment EBITDA Mg	21.1%	10.7%	1041	14.2%	8.2%	600
Capex	2.6	4.2	-38.5%	5.8	9.2	-36.8%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to concessioned assets.

Passenger Traffic in Brazil increased 5.2% YoY in 3Q18 driven by the slowly recovering economic environment. Domestic passenger traffic increased 8.1% in the quarter, reflecting the continued economic recovery in the country. By contrast, international traffic declined 16.6% mainly reflecting the currency volatility experienced in the quarter.

Revenues in 3Q18 were down 11.3% YoY, or $3.8 million, to $29.7 million, impacted by the depreciation of the Brazilian real during the period. Aeronautical revenues declined by 15.3%, or $2.6 million, despite the 5.2% growth in passenger traffic. In local currency, aeronautical revenue increased 5.7%. Moreover, commercial revenues were down by 7.1% YoY, or $1.2 million, mainly reflecting the 26% quarterly average currency depreciation, which more than offset higher revenues from advertising, VIP lounges and space rentals. Measured in local currency, commercial revenues increased 16.4% YoY.

Cost of services declined 18.5%, or $5.6 million, to $24.7 million, mainly due to the depreciation of the Brazilian real against the US dollar and lower concession fee charges. In addition to the adjustment in the concession fee in December 2017 that resulted in an increase in the discount rate used to calculate this fee, a change in the passenger curve used to calculate the amortization of the intangible asset introduced in September 2018 contributed to further reduce the concession fee amount for 3Q18. This more than offset the increase in employee benefits and higher taxes in line with the increase in revenues in local currency.

SG&A was $3.0 million in 3Q18, a decline of 27.0%, or $1.1 million, mainly due to the currency depreciation and a bad debt recovery in the quarter.

Adjusted Segment EBITDA in Brazil increased to $6.3 million in 3Q18, reaching a 21.1% Adjusted Segment EBITDA margin mainly due the reduction in concession fee charges reflecting a change in the passenger curve used to calculate these fees.

During 3Q18 CAAP made capital expenditures of $2.6 million, primarily from the construction of runway safety areas and engineering projects at Brasilia Airport.

Awards & Recognitions

Brasilia Airport, Brazil

On August 16, 2018, Brasilia Airport was granted with an environmental sustainability certificate for its contribution to the reduction of greenhouse gas emissions since the adoption of renewable energy solutions. Throughout 2017, the airport reduced 1,733 tons of CO2 emissions, equivalent to planting over 12,000 trees, making it the only terminal in Brazil to obtain this recognition.

Key Events for the Quarter

Corporación América Airports and Investment Corporation of Dubai Announce Two Business Agreements

On July 27, 2018, Corporación América Airports and Investment Corporation of Dubai (“ICD”), the principal investment arm of the Government of Dubai announced they entered into a share purchase agreement whereby CAAP will sell 25% of its wholly owned subsidiary Corporación America Italia S.p.A. (“CAI”) to ICD (the “Transaction”). CAAP and ICD also entered into a Memorandum of Understanding (“MOU”) to jointly pursue new opportunities in the airport sector in Italy, Eastern Europe (exc. Russia) and the Middle East. The MOU aims to build upon CAAP’s management capabilities and deep knowledge of the airport industry as well as ICD´s unique access to financing and the capital markets. CAI is the controlling entity of Toscana Aeroporti S.p.A. (“TA”), a publicly traded Italian company which manages and holds the concessions for the Florence and Pisa airports in Italy. Since its initial public offering in February 2018, CAAP acquired an additional 11% ownership stake in TA, increasing its stake from 51% to approximately 62%. Following the closing of the Transaction, CAAP has a 75% share ownership of CAI. The transaction was closed on September 12, 2018

Corporación América Airports Announces Update to the Guayaquil Airport Concession Agreement

On July 9, 2018, the Company announced that its 50.0% owned subsidiary Terminal Aeroportuaria de Guayaquil S.A. (TAGSA), which operates and maintains the Guayaquil Airport in the city of Guayaquil, Ecuador, amended the concession agreement (the “Guayaquil Concession Agreement”) among TAGSA, Autoridad Aeroportuaria de Guayaquil and the Municipality of Guayaquil, including the commitment of incremental capital expenditures of US$32.2 million together with the extension of the term of the Guayaquil Concession Agreement for a five–year period from 2024 to 2029. The Guayaquil Concession Agreement amendment also includes an increase in the annual concession fee, effective as of July 1, 2018, from 50.25% to 55.25% paid over aggregate gross revenues received from tariffs and charges and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center). Terms of the Guayaquil Concession Agreement amendment also sets forth an increase of US$524,600 in the administrative service fee, paid semiannually commencing February 2019.

Subsequent Events

On November 12, 2018, El Palomar was categorized as an international airport.

In preparation for the operation of international routes, the Company finalized the extension and modernization of terminal with new 1,113 square meters which included the necessary facilities for the operation of international flights, arrival and boarding areas, new baggage conveyor belts and check-in counters as well as the extension of airplane parking areas.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. September 30, 2018 closing rate for 9M18 results). For comparison purposes, the impact of adopting IAS 29 in AA2000, the Company’s largest subsidiary in Argentina which accounted for 96.3%, 99.1% and 99.3% of passenger traffic, revenues and Adjusted EBITDA in the Argentina segment in 3Q18, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. In 3Q18, the application of IAS 29 has resulted in a negative impact of $40.9 million on CAAP’s revenue and of $14.5 million on its Adjusted EBITDA. For 9M18, CAAP is reporting negative impacts of $228.3 million on revenue and of $77.5 million on Adjusted EBITDA from the application of IAS 29.

The 3Q18 IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on 3Q18 results against a dedicated line in the financial results, and (ii) the difference between the translation of 3Q18 results at the closing exchange rate of September 30, 2018 and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies. Furthermore, IAS 29 requires adjusting for cumulative inflation the non-monetary assets and liabilities on the balance sheet of operations in hyperinflationary economies. The resulting effect from the adjustment until December 31, 2017 is included in Equity and, from this date on, in a dedicated account in the financial results, reporting deferred taxes on such adjustments, when applicable. During 3Q18, the transition to Hyperinflation Accounting in accordance with the IFRS rules, resulted in: (i) a negative $9.1 million adjustment reported under financial loss, (ii) a negative impact on Operating Income of $22.7 million, and (iii) a positive impact on EPS of $0.07.

3Q18 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern time, Nov 27, 2018

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Raúl Francos, Chief Financial Officer

Ms. Gimena Albanesi, Head of Investor Relations

Dial-in:	1-888-317-6016 (U.S. domestic); 1-412-317-6016 (international)

Webcast:	https://services.choruscall.com/links/caap181127.html

Replay:	Participants can access the replay through December 04, 2018 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10126529.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services, as shown on the table below.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, it served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our Registration Statement on Form F-1 filed with the SEC for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Head of Investor Relations

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

— Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	3Q18	3Q17	% Var.	YTD'18	YTD'17	% Var.
Argentina
Domestic Passengers (thousands)	7,031	6,164	14.1%	18,363	16,455	11.6%
International Passengers (thousands)	3,171	3,403	-6.8%	10,277	10,150	1.3%
Transit passengers (thousands)	345	393	-12.1%	980	853	15.0%
Total passengers (thousands)	10,547	9,959	5.9%	29,621	27,458	7.9%
Cargo volume (tons)	52,423	55,395	-5.4%	169,465	155,382	9.1%
Aircraft movements	115,420	111,037	3.9%	334,757	314,061	6.6%
Italy
Domestic Passengers (thousands)	501	519	-3.4%	1,387	1,394	-0.6%
International Passengers (thousands)	2,181	2,081	4.8%	5,051	4,858	4.0%
Transit passengers (thousands)	2	2	17.6%	3	2	34.3%
Total passengers (thousands)	2,684	2,602	3.2%	6,441	6,255	3.0%
Cargo volume (tons)	2,688	2,461	9.2%	8,373	7,865	6.5%
Aircraft movements	24,733	24,681	0.2%	60,663	61,170	-0.8%
Brazil
Domestic Passengers (thousands)	3,183	2,946	8.1%	9,093	8,749	3.9%
International Passengers (thousands)	123	147	-16.6%	411	402	2.2%
Transit passengers (thousands)	1,968	1,920	2.5%	5,591	5,150	8.6%
Total passengers (thousands)	5,274	5,013	5.2%	15,096	14,301	5.6%
Cargo volume (tons)	17,354	13,605	27.6%	47,135	39,466	19.4%
Aircraft movements	47,148	48,425	-2.6%	138,304	138,118	0.1%
Uruguay
Domestic Passengers (thousands)	0	0	-13.0%	1	1	6.7%
International Passengers (thousands)	533	559	-4.6%	1,720	1,697	1.4%
Transit passengers (thousands)	5	6	-22.5%	12	17	-32.6%
Total passengers (thousands)	538	565	-4.8%	1,733	1,715	1.0%
Cargo volume (tons)	6,159	6,501	-5.3%	19,710	20,068	-1.8%
Aircraft movements	7,098	7,073	0.4%	25,168	24,613	2.3%
Ecuador (1)
Domestic Passengers (thousands)	637	560	13.8%	1,807	1,656	9.1%
International Passengers (thousands)	543	511	6.3%	1,470	1,414	4.0%
Transit passengers (thousands)	20	17	22.5%	54	53	2.8%
Total passengers (thousands)	1,200	1,087	10.4%	3,331	3,122	6.7%
Cargo volume (tons)	9,759	8,135	20.0%	30,292	25,287	19.8%
Aircraft movements	20,778	20,153	3.1%	58,818	60,092	-2.1%
Armenia
Domestic Passengers (thousands)	0	0	-	0	0	-
International Passengers (thousands)	946	831	13.8%	2,152	1,922	11.9%
Transit passengers (thousands)	0	0	-	0	0	-
Total passengers (thousands)	946	831	13.8%	2,152	1,922	11.9%
Cargo volume (tons)	5,153	6,183	-16.7%	12,953	17,046	-24.0%

	3Q18	3Q17	% Var.	YTD'18	YTD'17	% Var.
Aircraft movements	7,073	6,165	14.7%	18,024	16,003	12.6%
Peru (2)
Domestic Passengers (thousands)	958	868	10.3%	2,596	2,268	14.5%
International Passengers (thousands)	0	0	269.6%	1	0	271.4%
Transit passengers (thousands)	0	0	-	0	0	-
Total passengers (thousands)	958	868	10.3%	2,597	2,268	14.5%
Cargo volume (tons)	1,244	1,394	-10.8%	3,603	3,703	-2.7%
Aircraft movements	8,837	7,778	13.6%	24,279	20,861	16.4%

(1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
(2)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreing Exchange Rate

Country	3Q18	3Q17	3Q18	3Q17	2Q18	2Q17	2Q18	2Q17	1Q18	1Q17	1Q18	1Q17
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	31.96	17.29	41.25	17.31	23.58	15.75	28.85	16.60	19.68	15.68	20.15	15.39
Euro	0.86	0.85	0.86	0.85	0.84	0.89	0.86	0.88	0.81	0.94	0.81	0.94
Brazilian Real	3.96	3.15	4.00	3.17	3.61	3.21	3.86	3.31	3.24	3.14	3.32	3.17

Amounts provided by units of local currency per US dollar

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Passenger Traffic (Million Passengers)	57.0	-	-	61.0	6.9%	-
Revenue	1,158.5	1,175.5	-228.3	947.2	-18.2%	1.5%
Aeronautical Revenues	575.1	586.5	-101.1	485.3	-15.6%	2.0%
Non-Aeronautical Revenues	583.4	589.0	-127.1	461.9	-20.8%	1.0%
Revenue excluding construction service	986.2	1,002.6	-173.6	829.0	-15.9%	1.7%
Operating Income	279.4	313.4	-95.5	217.9	-22.0%	12.2%
Operating Margin	24.1%	26.7%	-3.7%	23.0%	-112	254
Net (Loss) / Income Attributable to Owners of the Parent	67.1	-23.1	-3.6	-26.7	-139.8%	-134.4%
EPS (US$)	0.45	-0.15	-0.02	-0.17	-137.2%	-132.1%
Adjusted EBITDA	354.7	394.8	-77.5	317.3	-10.6%	11.3%
Adjusted EBITDA Margin	30.6%	33.6%	-0.1%	33.5%	287	296
Adjusted EBITDA Margin excluding Construction Service	35.9%	39.2%	-1.1%	38.1%	224	337
Net Debt to LTM EBITDA	2.26			2.09	-1,774	20,859

Aeronautical Breakdown (in US$ million)
	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	205.1	196.0	-19.0	177.1	-13.7%	-4.4%
Passenger use fees	155.6	151.9	-16.4	135.4	-13.0%	-2.4%
Aircraft fees	36.5	34.7	-2.5	32.2	-11.9%	-4.9%
Other	13.0	9.4	0.0	9.4	-27.3%	-27.3%

Commercial Revenue Breakdown (in US$ million)
	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Commercial revenue	142.9	138.6	-13.9	124.7	-12.7%	-3.0%
Warehouse use fees	49.3	47.1	-7.3	39.8	-19.2%	-4.4%
Duty free shops	17.7	15.2	-1.5	13.7	-22.5%	-14.0%
Rental of space (including hangars)	8.9	9.0	-0.7	8.3	-6.1%	1.5%
Parking facilities	11.9	9.2	-0.9	8.3	-29.8%	-22.6%
Fuel	12.5	18.0	-0.4	17.6	41.4%	44.2%
Food and beverage services	7.0	6.4	-0.4	6.0	-14.6%	-9.2%
Advertising	5.4	4.9	-0.3	4.6	-14.5%	-8.7%
Services and retail stores	4.6	4.4	-0.2	4.2	-8.3%	-5.0%
Catering	3.6	2.9	-0.4	2.5	-31.8%	-19.5%
VIP lounges	6.0	6.4	-0.4	6.0	1.1%	7.1%
Walkway services	2.4	2.6	-0.4	2.2	-7.4%	8.0%
Other	13.7	12.6	-1.2	11.4	-16.9%	-8.1%

Revenue Breakdown (in US$ million)
	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	575.1	586.5	-101.1	485.3	-15.6%	2.0%
Non-aeronautical Revenue	583.4	589.0	-127.1	461.9	-20.8%	1.0%
Commercial revenue	409.7	412.6	-72.4	340.2	-17.0%	0.7%
Construction service revenue (1)	172.3	172.9	-54.7	118.2	-31.4%	0.3%
Other revenue	1.3	3.5	0.0	3.5	164.7%	164.7%
Total Consolidated Revenue	1,158.5	1,175.5	-228.3	947.2	-18.2%	1.5%
Total Revenue excluding Construction Service revenue (2)	986.2	1,002.6	-173.6	829.0	-15.9%	1.7%

Revenues by Segment (in US$ million)

Country	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Argentina	729.7	718.5	-228.3	490.2	-32.8%	-1.5%
Italy	116.6	120.4	-	120.4	3.2%	3.2%
Brazil	96.1	92.1	-	92.1	-4.2%	-4.2%
Uruguay	84.0	89.3	-	89.3	6.3%	6.3%
Armenia	67.0	87.3	-	87.3	30.3%	30.3%
Ecuador (1)	64.5	67.3	-	67.3	4.4%	4.4%
Unallocated	0.6	0.6	-	0.6	6.9%	6.9%
Total consolidated revenue (2)	1,158.5	1,175.5	-228.3	947.2	-18.2%	1.5%

Aeronautical Breakdown (in US$ million)
	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Aeronautical Revenue	575.1	586.5	-101.1	485.3	-15.6%	2.0%
Passenger use fees	437.7	457.7	-84.8	373.0	-14.8%	4.6%
Aircraft fees	99.1	104.3	-14.8	89.5	-9.7%	5.3%
Other	38.3	24.4	-1.5	22.9	-40.3%	-36.4%

Commercial Revenue Breakdown (in US$ million)
	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Commercial revenue	409.7	412.6	-72.4	340.2	-17.0%	0.7%
Warehouse use fees	140.0	143.4	-36.5	106.9	-23.6%	2.4%
Duty free shops	48.3	30.9	8.1	39.0	-19.2%	-36.1%
Rental of space (including hangars)	24.2	38.4	-15.2	23.1	-4.5%	58.5%
Parking facilities	32.4	29.3	-5.5	23.9	-26.3%	-9.4%
Fuel	28.8	45.1	-4.5	40.7	41.2%	56.8%
Food and beverage services	20.2	20.1	-2.4	17.7	-12.2%	-0.4%
Advertising	16.8	17.6	-4.2	13.4	-20.2%	4.5%
Services and retail stores	14.1	15.1	-2.7	12.4	-11.7%	7.4%
Catering	12.0	7.6	-0.1	7.5	-37.6%	-36.7%
VIP lounges	15.6	17.9	-1.1	16.8	7.5%	14.6%
Walkway services	9.0	7.5	-2.0	5.5	-38.9%	-17.0%
Other	48.2	39.7	-6.4	33.3	-30.9%	-17.7%

Total Expenses Breakdown (in US$ million)
	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Cost of services	272.1	242.8	-15.0	227.8	-16.3%	-10.8%
Selling, general and administrative expenses	49.2	40.6	-3.8	36.7	-25.3%	-17.5%
Financial loss	66.3	197.5	-83.3	114.2	72.4%	198.0%
Inflation adjustment	0.0	0.9	9.1	10.0	-	-
Other expenses	0.6	1.0	-0.1	0.8	30.4%	53.0%
Income tax expense	19.3	-10.7	11.5	0.8	-95.9%	-155.4%
Total expenses	407.5	472.0	-81.6	390.3	-4.2%	15.8%

Cost of Services (in US$ million)
	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	272.1	242.8	-15.0	227.8	-16.3%	-10.8%
Salaries and social security contributions	53.6	47.2	-4.1	43.1	-19.7%	-12.0%
Concession fees	50.1	46.4	-4.9	41.5	-17.2%	-7.5%
Construction service cost	72.4	53.2	-8.0	45.2	-37.5%	-26.5%
Maintenance expenses	36.4	32.0	-4.6	27.5	-24.6%	-12.0%
Amortization and depreciation	25.4	24.5	8.2	32.7	28.9%	-3.2%
Services and fees	12.1	17.0	-1.1	16.0	31.7%	40.5%
Cost of fuel	8.2	12.5	0.0	12.5	53.3%	53.3%
Taxes	4.9	4.5	-0.2	4.3	-10.8%	-7.6%
Office expenses	5.6	2.5	-0.5	2.0	-63.9%	-55.5%
Provision for maintenance cost	0.3	1.0	0.0	1.0	209.4%	209.4%
Others	3.2	2.0	0.1	2.1	-34.7%	-36.5%

Selling, General and Administrative Expenses (in US$ million)
	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
SG&A	49.2	40.6	-3.8	36.7	-25.3%	-17.5%
Taxes	12.7	12.0	-2.0	10.0	-21.1%	-5.3%
Salaries and social security contributions	9.1	7.8	-0.6	7.1	-21.7%	-14.9%
Services and fees	17.1	10.3	-0.3	10.0	-41.3%	-39.7%
Office expenses	2.7	2.9	-0.5	2.4	-10.2%	7.6%
Amortization and depreciation	2.0	2.1	0.1	2.2	10.2%	5.9%
Maintenance expenses	0.7	0.8	-0.1	0.7	-7.4%	3.4%
Advertising	0.7	0.9	-0.2	0.7	10.3%	39.4%
Insurances	0.5	0.4	0.0	0.4	-25.3%	-24.1%
Charter services	0.2	0.2	0.0	0.2	2.5%	2.5%
Bad debts recovery	0.0	-2.6	0.0	-2.6	14550.0%	14550.0%
Bad debts	2.0	3.7	-0.3	3.4	71.3%	86.1%
Others	1.6	2.2	0.0	2.2	38.8%	38.9%

Expenses by Segment (in US$ million)
Country	3Q17	3Q18 ex IAS 29	IAS 29	3Q18 as reported	% Var as reported	% Var ex IAS 29
Argentina	196.5	157.1	-19.0	138.1	-29.7%	-20.0%
Italy	36.1	33.8	-	33.8	-6.4%	-6.4%
Brazil	34.4	27.8	-	27.8	-19.4%	-19.4%
Uruguay	16.9	16.9	-	16.9	0.5%	0.5%
Armenia	16.5	24.4	-	24.4	47.8%	47.8%
Ecuador	15.4	17.7	-	17.7	15.2%	15.2%
Unallocated	6.2	6.6	-	6.6	6.8%	6.8%
Total consolidated expenses (1) (2)	321.9	284.3	-19.0	265.3	-17.6%	-11.7%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Consolidated Operating Costs and Expenses (in US$ million)

	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	749.8	747.4	-117.4	630.1	-16.0%	-0.3%
Salaries and social security contributions	157.3	150.3	-22.6	127.7	-18.8%	-4.4%
Concession fees	144.9	141.4	-25.6	115.8	-20.1%	-2.4%
Construction service cost	171.3	171.5	-54.7	116.9	-31.8%	0.2%
Maintenance expenses	106.3	104.0	-24.0	80.0	-24.8%	-2.2%
Amortization and depreciation	75.5	74.4	17.9	92.3	22.2%	-1.4%
Other	94.6	105.7	-8.2	97.5	3.0%	11.7%
Cost of Services Excluding Construction Service cost	578.6	575.9	-62.7	513.2	-11.3%	-0.5%
Selling, general and administrative expenses	140.1	127.4	-19.3	108.1	-22.8%	-9.1%
Other expenses	3.5	2.0	-0.3	1.7	-50.0%	-41.2%
Total Costs and Expenses	893.4	876.9	-137.0	739.9	-17.2%	-1.8%
Total Costs and Expenses Excluding Construction Service cost	722.1	705.4	-82.3	623.0	-13.7%	-2.3%

Total Expenses Breakdown (in US$ million)
	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Cost of services	749.8	747.4	-117.4	630.1	-16.0%	-0.3%
Selling, general and administrative expenses	140.1	127.4	-19.3	108.1	-22.8%	-9.1%
Financial loss	214.3	482.1	-171.4	310.8	45.0%	125.0%
Inflation adjustment	0.0	0.9	20.6	21.4	-	-
Other expenses	3.5	2.0	-0.3	1.7	-50.0%	-41.1%
Income tax expense	39.8	8.0	-13.7	-5.7	-114.2%	-79.9%
Total expenses	1,147.5	1,367.9	-301.4	1,066.4	-7.1%	19.2%

Cost of Services (in US$ million)
	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Cost of Services	749.8	747.4	-117.4	630.1	-16.0%	-0.3%
Salaries and social security contributions	157.3	150.3	-22.6	127.7	-18.8%	-4.4%
Concession fees	144.9	141.4	-25.6	115.8	-20.1%	-2.4%
Construction service cost	171.3	171.5	-54.7	116.9	-31.8%	0.1%
Maintenance expenses	106.3	104.0	-24.0	80.0	-24.8%	-2.2%
Amortization and depreciation	75.4	74.4	17.9	92.3	22.3%	-1.4%
Services and fees	38.5	45.2	-4.6	40.6	5.3%	17.3%
Cost of fuel	19.2	27.8	0.0	27.7	44.9%	45.1%
Taxes	14.0	13.3	-0.7	12.6	-10.2%	-5.5%
Office expenses	13.1	10.0	-2.5	7.5	-42.5%	-23.7%
Provision for maintenance cost	1.3	2.1	-0.3	1.8	42.3%	64.9%
Others	8.4	7.3	-0.1	7.2	-14.4%	-12.7%

Expenses by Segment (in US$ million)
Country	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Argentina	534.3	503.8	-137.0	366.9	-31.3%	-5.7%
Italy	98.0	96.1	-	96.1	-2.0%	-2.0%
Brazil	101.3	91.8	-	91.8	-9.3%	-9.3%
Uruguay	49.5	53.5	-	53.5	8.0%	8.0%
Armenia	44.0	58.9	-	58.9	34.0%	34.0%
Ecuador	46.9	50.0	-	50.0	6.8%	6.8%
Unallocated	19.2	22.6	-	22.6	17.6%	17.6%
Total consolidated expenses (1) (2)	893.4	876.8	-137.0	739.9	-17.2%	-1.9%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Financial Income and Loss (in US$ million)

	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Financial Income	53.1	107.1	-49.9	57.2	7.7%	101.9%
Interest income	30.7	20.0	-4.3	15.7	-48.7%	-34.7%
Foreign exchange income	22.2	84.5	-45.4	39.1	76.4%	281.3%
Other	0.2	2.6	-0.3	2.3	927.6%	1040.0%
Financial Loss	-214.3	-482.1	171.4	-310.8	45.0%	125.0%
Interest Expenses	-92.1	-67.1	-1.6	-68.7	-25.4%	-27.1%
Foreign exchange transaction expenses	-53.7	-336.5	172.8	-163.7	204.9%	526.7%
Changes in liability for Brazilian concessions	-66.3	-69.0	0.0	-69.0	4.1%	4.1%
Other expenses	-2.2	-9.5	0.2	-9.3	322.8%	331.8%
Inflation adjustment	0.0	-0.9	-20.6	-21.4	-	-
Inflation adjustment	0.0	-0.9	-20.6	-21.4	-	-
Financial Loss, Net	-161.2	-375.9	100.8	-275.1	70.6%	133.2%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	9M17	9M18 ex IAS 29	IAS 29	9M18 as reported	% Var as reported	% Var ex IAS 29
Income from Continuing Operations	72.6	-42.5	-8.4	-50.8	-170.0%	-158.5%
Financial Income	-53.1	-107.1	49.9	-57.2	7.7%	101.9%
Financial Loss	214.3	482.2	-171.4	310.8	45.0%	125.0%
Inflation adjustment	0.0	0.9	20.6	21.4	-	-
Income Tax Expense	39.8	-19.3	13.7	-5.7	-114.2%	-148.5%
Amortization and Depreciation	81.1	80.7	18.0	98.7	21.6%	-0.6%
Adjusted EBITDA	354.7	394.8	-77.5	317.3	-10.6%	11.3%
Adjusted EBITDA Margin	30.6%	33.6%	-	33.5%	287	296
Adjusted EBITDA excluding Construction Service	353.7	393.4	-77.5	315.9	-10.7%	11.2%
Adjusted EBITDA Margin excluding Construction Service	35.9%	39.2%	-	38.1%	224	337

Selected Income Statement Data (in US$ million)

	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Argentina
Total Revenue	182.6	262.2	-30.4%	490.2	729.7	-32.8%
Total Revenue excluding Construction service revenue(1)	143.8	192.7	-25.4%	388.1	568.0	-31.7%
Operating Income	48.0	70.5	-31.9%	132.9	209.4	-36.5%
Adjusted Segment EBITDA	64.6	78.6	-17.8%	173.5	233.7	-25.8%
Adjusted Segment EBITDA Mg	35.4%	30.0%	541	35.4%	32.0%	336
Adjusted EBITDA Margin excluding Construction service(1)	44.9%	40.8%	416	48.8%	43.0%	355
Italy
Total Revenue	46.7	48.6	-4.0%	120.4	116.6	3.2%
Total Revenue excluding Construction service revenue(1)	42.3	46.0	-8.1%	109.3	107.8	1.3%
Operating Income	12.9	12.6	2.8%	24.3	18.6	30.7%
Adjusted Segment EBITDA	15.8	15.0	5.3%	33.1	25.8	28.5%
Adjusted Segment EBITDA Mg	33.9%	30.9%	300	27.5%	22.1%	540
Adjusted EBITDA Margin excluding Construction service(1)	36.7%	32.0%	466	29.3%	23.2%	612
Brazil
Total Revenue	29.7	33.5	-11.3%	92.1	96.1	-4.2%
Operating Income	2.7	-0.9	-393.0%	1.0	-5.3	-119.0%
Adjusted segment EBITDA	6.3	3.6	75.2%	13.0	7.8	66.3%
Adjusted Segment EBITDA Mg	21.1%	10.7%	1041	14.2%	8.2%	600
Uruguay
Total Revenue	27.4	26.8	2.5%	89.3	84.0	6.3%
Total Revenue excluding Construction service revenue(1)	27.3	26.2	4.3%	88.8	82.3	8.0%
Operating Income	10.5	9.9	6.0%	34.1	33.1	3.2%
Adjusted Segment EBITDA	13.4	12.5	7.0%	44.6	42.8	4.1%
Adjusted Segment EBITDA Mg	48.8%	46.7%	202	49.9%	51.0%	-105
Adjusted EBITDA Margin excluding Construction service(1)	49.0%	47.7%	128	50.2%	52.0%	-185
Ecuador
Total Revenue	23.7	22.5	5.4%	67.3	64.5	4.4%
Operating Income	6.0	7.1	-15.4%	15.3	14.4	6.4%
Adjusted segment EBITDA	6.4	7.0	-8.8%	20.1	19.9	1.2%
Adjusted Segment EBITDA Mg	27.1%	31.3%	-424	29.9%	30.9%	-96
Armenia
Total Revenue	37.6	28.5	31.9%	87.3	67.0	30.3%
Total Revenue excluding Construction service revenue(1)	35.3	28.5	24.0%	82.8	66.9	23.8%
Operating Income	13.2	12.0	9.8%	28.5	23.1	23.3%
Adjusted Segment EBITDA	16.2	15.0	8.4%	37.4	31.7	18.2%
Adjusted Segment EBITDA Mg	43.2%	52.6%	-937	42.9%	47.3%	-439
Adjusted EBITDA Margin excluding Construction service(1)	45.8%	52.6%	-684	45.1%	47.4%	229
Unallocated
Total revenue	0.2	-1.0	-121.8%	0.6	0.6	7.2%

	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Operating income	-6.4	-7.2	-11.2%	-18.1	-13.8	31.5%
Adjusted segment EBITDA	-0.7	-0.3	161.1%	-4.5	-1.1	298.5%
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A
1	Excludes Construction Service revenue.
2	Excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.
3	Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q18	3Q17	% Var.	3Q18	3Q17	% Var.	3Q18	3Q17	% Var.	3Q18	3Q17	% Var.	3Q18	3Q17	% Var.	3Q18	3Q17	% Var.
Argentina
Aeroparque (1)	2,903	2,782	4%	405	738	-45%	224	245	-9%	3,532	3,765	-6%	478	559	-15%	33,201	35,407	-6%
Bariloche	564	464	21%	26	9	200%	1	2	-71%	591	475	24%	119	93	28%	4,874	4,152	17%
Catamarca	17	19	-8%	0	0	-	1	5	-88%	18	23	-24%	33	50	-34%	561	697	-20%
C. Rivadavia	188	169	11%	0	0	-100%	1	1	-37%	188	170	10%	293	197	49%	2,640	2,573	3%
Córdoba	592	485	22%	217	220	-1%	46	31	49%	854	735	16%	466	518	-10%	8,532	7,430	15%
El Palomar (2)	233	0	-	0	0	-	0	0	-	233	0	-	0	0	-	1,935	0	-
Esquel	13	18	-29%	0	0	-	0	0	-53%	13	18	-29%	0	0	-	205	262	-22%
Ezeiza (1)	155	164	-5%	2,313	2,272	2%	39	53	-25%	2,508	2,489	1%	49,045	51,724	-5%	19,199	17,111	12%
Formosa	33	27	23%	0	0	-57%	0	0	-100%	33	27	23%	47	66	-29%	552	603	-8%
General Pico	1	1	-1%	0	0	-	0	0	-100%	1	1	-3%	0	0	-	1,434	1,010	42%
Iguazú	318	268	19%	0	0	27%	0	0	-83%	318	268	19%	0	0	-	2,709	2,400	13%
Jujuy	101	73	39%	0	0	-70%	4	2	147%	105	74	41%	28	30	-7%	1,268	1,126	13%
La Rioja	19	20	-8%	0	0	-	1	4	-86%	19	25	-21%	36	57	-36%	558	538	4%
Malargüe	1	2	-57%	0	0	-59%	0	0	-	1	2	-57%	0	0	-	105	200	-48%
Mar del Plata	99	58	71%	0	0	100%	3	3	3%	102	61	67%	37	31	19%	2,044	1,330	54%
Mendoza	374	324	16%	152	136	12%	5	10	-48%	531	470	13%	366	436	-16%	5,502	5,094	8%
Parana	17	40	-58%	0	0	-42%	0	0	-27%	17	40	-58%	0	0	-100%	604	1,002	-40%
Posadas	86	60	44%	0	0	35%	0	0	291%	87	60	44%	87	117	-25%	1,126	1,023	10%
Pto Madryn	28	20	39%	0	0	-	0	0	-	29	20	41%	0	0	-	195	196	-1%
Reconquista	4	1	174%	0	0	-45%	0	0	-74%	4	2	166%	0	0	-	796	892	-11%
Resistencia	85	94	-10%	0	0	74%	1	0	274%	86	94	-9%	129	92	40%	1,126	1,265	-11%
Río Cuarto	10	15	-33%	0	0	-	0	0	1680%	10	15	-33%	15	4	250%	220	384	-43%
Río Gallegos	61	67	-9%	0	0	346%	1	2	-30%	63	69	-9%	130	145	-10%	800	1,065	-25%
Río Grande	37	39	-3%	0	0	0%	0	0	-	37	39	-3%	51	88	-42%	643	613	5%
Salta	311	282	10%	17	21	-22%	3	11	-76%	330	314	5%	332	353	-6%	3,015	3,447	-13%
San Fernando	6	7	-19%	2	2	-12%	0	0	-	8	10	-17%	0	0	-	9,274	9,447	-2%
San Juan	49	53	-8%	0	0	-84%	0	3	-100%	49	56	-13%	0	42	-100%	618	702	-12%
San Luis	24	25	-2%	0	0	-	0	0	-	24	25	-2%	66	29	123%	416	432	-4%
San Rafael	15	17	-11%	0	0	-	0	0	-	15	17	-11%	0	0	-	1,167	951	23%
Santa Rosa	13	13	1%	0	0	-100%	0	0	66%	13	13	2%	2	3	-10%	736	907	-19%
Santiago del Estero	43	28	52%	0	0	-	0	0	-100%	43	29	51%	50	50	-1%	754	576	31%
Tucumán	234	64	269%	29	3	846%	9	0	8724%	272	67	308%	268	114	135%	2,656	656	305%
Viedma	10	9	11%	0	0	-	0	2	-100%	10	11	-8%	0	0	-	272	293	-7%
Villa Mercedes	0	0	-59%	0	0	-	0	0	-83%	0	0	-60%	0	0	-	294	323	-9%
Termas de Río Hondo	8	111	-93%	0	2	-100%	0	0	-	8	112	-93%	1	155	-99%	500	1,136	-56%
Bahia Blanca	106	108	-2%	0	0	-	7	8	-17%	113	116	-3%	88	124	-29%	1,497	1,551	-3%
Neuquén	273	237	16%	9	0	3482%	0	10	-96%	283	247	14%	256	317	-19%	3,392	4,243	-20%
Total Argentina	7,031	6,164	14%	3,171	3,403	-7%	345	393	-12%	10,547	9,959	6%	52,423	55,395	-5%	115,420	111,037	4%

Italy
Pisa	400	401	0%	1,455	1,380	5%	2	2	24%	1,857	1,782	4%	2,625	2,407	9%	14,578	14,065	4%
Florence	102	118	-14%	726	701	3%	0	0	-100%	827	820	1%	63	54	17%	10,155	10,616	-4%
Total Italy	501	519	-3%	2,181	2,081	5%	2	2	18%	2,684	2,602	3%	2,688	2,461	9%	24,733	24,681	0%

Brazil
Brasilia	2,591	2,376	9%	104	130	-20%	1,968	1,920	3%	4,663	4,425	5%	14,087	11,028	28%	42,335	43,749	-3%
Natal	592	570	4%	19	18	6%	0	0	-	611	588	4%	3,267	2,577	27%	4,813	4,676	3%
Total Brazil	3,183	2,946	8%	123	147	-17%	1,968	1,920	3%	5,274	5,013	5%	17,354	13,605	28%	47,148	48,425	-3%

Uruguay
Carrasco	0	0	-13%	517	540	-4%	5	6	-22%	522	546	-4%	6,159	6,501	-5%	6,290	6,191	2%
Punta del Este	0	0	-13%	15	19	-18%	0	0	-	16	19	-18%	0	0	-	808	882	-8%
Total Uruguay	0	0	-13%	533	559	-5%	5	6	-22%	538	565	-5%	6,159	6,501	-5%	7,098	7,073	0%

Ecuador
Guayaquil	487	427	14%	543	511	6%	20	17	22%	1,050	954	10%	8,510	7,500	13%	19,274	18,665	3%
Galapagos	150	133	13%	0	0	-	0	0	-	150	133	13%	1,249	635	97%	1,504	1,488	1%
Total Ecuador	637	560	14%	543	511	6%	20	17	22%	1,200	1,087	10%	9,759	8,135	20%	20,778	20,153	3%

Armenia
Zvartnots	0	0	-	895	797	12%	0	0	-	895	797	12%	5,153	6,183	-17%	6,788	5,946	14%
Shirak	0	0	-	52	34	53%	0	0	-	52	34	53%	0	0	-	285	219	30%
Total Armenia	0	0	-	946	831	14%	0	0	-	946	831	14%	5,153	6,183	-17%	7,073	6,165	15%

Peru
Arequipa	554	487	14%	0	0	-22%	0	0	-	554	487	14%	563	739	-24%	4,508	3,945	14%
Juliaca	137	118	16%	0	0	-	0	0	-	137	118	16%	245	226	8%	1,219	1,008	21%
Puerto Maldonado	97	88	11%	0	0	-	0	0	-	97	88	11%	178	184	-3%	931	1,050	-11%
Tacna	109	111	-2%	0	0	-	0	0	-	109	111	-2%	222	238	-7%	1,233	1,016	21%
Ayacucho	61	64	-5%	0	0	-	0	0	-	61	64	-5%	37	7	432%	946	759	25%
Total Peru	958	868	10%	0	0	270%	0	0	-	958	868	10%	1,244	1,394	-11%	8,837	7,778	14%
Total CAAP	12,310	11,056	11%	7,496	7,532	0%	2,340	2,337	0%	22,147	20,925	6%	94,781	93,675	1%	231,087	225,312	3%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport, other than flight to and from Uruguay, was reassigned to Ezeiza Airport, and the remaining 50% will be reassigned on April 1st, 2019.
2)	El Palomar commenced operations in February 2018

Income Statement (in US$ thousands)

	3Q18	3Q17	% Var.	9M18	9M17	% Var.
Continuing operations
Revenue	347,961	421,112	-17.4%	947,238	1,158,534	-18.2%
Cost of services	(227,762)	(272,108)	-16.3%	-630,067	-749,819	-16.0%
Gross profit	120,199	149,004	-19.3%	317,171	408,715	-22.4%
Selling, general and administrative expenses	(36,718)	(49,174)	-25.3%	-108,078	-140,074	-22.8%
Other operating income	4,369	4,844	-9.8%	10,547	14,263	-26.1%
Other operating expense	(827)	(634)	30.4%	-1,739	-3,477	-50.0%
Operating income	87,023	104,040	-16.4%	217,901	279,427	-22.0%
Share of income / (loss) in associates	596	(5,493)	-110.9%	676	-5,821	-111.6%
Income before financial results and income tax	87,619	98,547	-11.1%	218,577	273,606	-20.1%
Financial income	15,778	8,804	79.2%	57,158	53,054	7.7%
Financial loss	(114,236)	(66,277)	72.4%	-310,766	-214,260	45.0%
Inflation adjustment	(10,000)	-	-	-21,446	-	-
(Loss) / Income before income tax expense	(20,839)	41,074	-150.7%	-56,477	112,400	-150.2%
Income tax expense	(800)	(19,337)	-95.9%	5,658	-39,833	-114.2%
(Loss) / Income for the period	(21,639)	21,737	-199.5%	-50,819	72,567	-170.0%
Attributable to:
Owners of the parent	(15,177)	19,021	-179.8%	-26,699	67,090	-139.8%
Non-controlling interest	(6,462)	2,716	-337.9%	-24,120	5,477	-540.4%

Balance Sheet (in US$ thousands)

	Sept 30, 2018	Jun 30, 2018	March 31, 2018	Dic 31, 2017
ASSETS
Non-current assets
Intangible assets, net	2,682,203	2,463,317	2,797,696	2,818,354
Property, plant and equipment, net	73,262	72,966	75,244	74,483
Investments in associates	17,976	14,856	13,678	13,435
Other financial assets	2,300	-	-	2,500
Deferred tax assets	134,902	135,116	141,633	135,327
Other receivables	112,411	136,472	165,752	173,393
Trade receivables	3,555	4,135	4,254	4,244
Total Non-current assets	3,026,609	2,826,862	3,198,257	3,221,736
Current assets
Inventories	9,974	8,686	8,115	8,564
Other financial assets at fair value through profit or loss	25,512	27,146	21,330	16,214
Other financial assets	32,708	2,691	2,600	23,582
Other receivables	65,622	62,520	61,954	183,062
Current tax assets	17,402	11,915	5,690	4,621
Trade receivables	116,084	107,850	124,478	121,834
Cash and cash equivalents	267,854	220,130	275,750	221,601
Total Current assets	535,156	440,938	499,917	579,478
Total assets	3,561,765	3,267,800	3,698,174	3,801,214
EQUITY
Share capital	160,022	160,022	160,022	1,500,000
Share Premium	180,486	180,486	180,486	-
Free distributable reserve	385,055	385,055	385,055	385,055
Non-distributable Reserve	1,351,883	1,351,883	1,351,883	-
Currency translation adjustment	-430,628	-337,760	-237,928	-217,300
Legal reserves	176	176	2	2
Other reserves	-1,324,856	-1,351,962	-1,346,661	-1,344,008
Retained earnings	320,246	144,037	166,885	138,034
Total attributable to owners of the parent	642,384	531,937	659,744	461,783
Non-controlling interests	404,109	278,409	353,390	335,359
Total equity	1,046,493	810,346	1,013,134	797,142
LIABILITIES
Non-current liabilities
Borrowings	1,045,786	1,065,689	1,146,241	1,113,655
Deferred tax liabilities	220,914	141,954	147,574	148,301
Other liabilities	825,964	909,151	1,020,700	1,006,792
Non-current tax liabilities	32	-	-	-
Trade payables	1,989	3,145	3,259	3,302
Total Non-current liabilities	2,094,685	2,119,939	2,317,774	2,272,050
Current liabilities
Borrowings	106,779	95,846	78,971	372,790
Other liabilities	210,931	136,611	156,993	209,486

	Sept 30, 2018	Jun 30, 2018	March 31, 2018	Dic 31, 2017
Current tax liabilities	12,930	6,413	26,951	21,934
Trade payables	89,947	98,645	104,351	127,812
Total Current liabilities	420,587	337,515	367,266	732,022
Total liabilities	2,515,272	2,457,454	2,685,040	3,004,072
Total equity and liabilities	3,561,765	3,267,800	3,698,174	3,801,214

Statement of Cash Flow (in US$ thousands)

	Sept 30, 2018	Sept 30, 2017
Cash flows from operating activities
(Loss) / Income for the period	(50,819)	72,567
Adjustments for:
Amortization and depreciation	118,700	105,727
Deferred income tax	(32,733)	(27,508)
Income tax accrued	27,075	67,341
Share of income or loss in associates	(676)	5,821
Loss on disposals of property, plant and equipment	311	2,217
Unpaid concession fees	37,446	39,598
Changes in liability for Brazil concessions	69,042	66,308
Interest expense	68,704	92,060
Other financial results, net	(14,998)	(30,658)
Net foreign exchange	124,600	31,518
Other accruals	3,195	5,932
Inflation adjustment	19,629	-
Acquisition of Intangible assets	(123,175)	(176,815)
Income tax paid	(33,931)	(90,598)
Changes in working capital	(88,737)	(97,997)
Net cash provided by operating activities	123,633	65,513
Cash flows from investing activities
Cash contribution in associates	(2,981)	-
Acquisition of other financial assets	(41,150)	-
Disposals of other financial assets	25,773	15,000
Purchase of property, plant and equipment	(7,245)	(6,657)
Acquisition of Intangible assets	(250)	(82)
Loans with related parties	136	(17,338)
Proceeds from fixed assets disposals	49	-
Piana di Castello land advance	(3,583)	-
Other	(465)	(7)
Net cash used in investing activities	(29,716)	(9,084)
Cash flows from financing activities	-	-
Proceeds from cash contributions	43,703	6,100
Refund of cash contributions	-	(16,130)
Additional acquisitions in subsidiaries	(40,731)	-
Disposal of subsidiaries	56,638	-
Proceeds from borrowings	194,575	401,994
Initial Public Offering	195,601	-
Initial Public Offering expenses paid	(5,495)	-
Release of guarantee deposits	92,913	-
Release of restricted cash	-	30,873
Loans paid	(483,845)	(230,980)
Interest paid	(44,648)	(79,823)
Dividends paid	(14,794)	(20,944)

	Sept 30, 2018	Sept 30, 2017
Net cash (used in)/provided by financing activities	(6,083)	91,090

Increase in cash and cash equivalents	87,834	147,519

Movements in cash and cash equivalents
At the beginning of the period	221,601	182,116
Exchange rate (loss)/ income on cash and cash equivalents	(41,581)	(7,823)
Increase in cash and cash equivalents	87,834	147,519
At the end of the period	267,854	321,812

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